Berkeley Income Trust, Inc.
1012 Sutton Way
Grass Valley, California 95945

August 31, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Berkeley Income Trust, Inc. Registration Statement on Form S-11 File No. 333-126950

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Berkeley Income Trust, Inc. (the “Company”) hereby requests the withdrawal of the Company's Registration Statement on Form S-11, File No. 333-126950 (the “Registration Statement”) as the Company has determined not to proceed to offer the Common Stock contemplated to be offered by the Registration Statement so that the Company can address certain organizational matters, and so that an affiliated entity may undertake a subsequent private offering.

No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

If you have any questions regarding this matter, please contact Peter Healy of O’Melveny & Myers LLP at 415-984-8833, or the undersigned at 530-477-1572.

Sincerely,

/s/ MICHEL D. SNEGG
Michel D. Snegg
President and Chief Executive Officer

cc:	Peter T. Healy, Esq. Norman D. Villarina, Berkeley Income Trust, Inc.